                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           BRIGHAM EXPLORATION COMPANY
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   109178 10 3
                                 (CUSIP Number)

                                MS. E.V. PHILLIPS
                               CORPORATE SECRETARY
                           910 LOUISIANA, ROOM 4555 D
                             HOUSTON, TX 77002-2463
                               TEL: (713) 241-3518
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 17, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                          ---------------------------
CUSIP No. 109178 10 3                                Page 2 of 17 Pages
---------------------------                          ---------------------------

------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Shell Capital Inc.       76-0555907
------------------------------------------------------------------------------------------
                                                                                  (a) [ ]
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (b) [ ]

------------------------------------------------------------------------------------------

   3     SEC USE ONLY

------------------------------------------------------------------------------------------

   4     SOURCE OF FUNDS
         AF
------------------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                    [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------------------

NUMBER OF SHARES               7    SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH          -0-
REPORTING PERSON WITH
                             -------------------------------------------------------------

                               8    SHARED VOTING POWER
                                    5,480,769(1)
                             -------------------------------------------------------------

                               9    SOLE DISPOSITIVE POWER
                                    -0-
                             -------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER
                                    5,480,769 (1)
------------------------------------------------------------------------------------------

  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,480,769 (1)
------------------------------------------------------------------------------------------

  12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

         CERTAIN SHARES                                                               [ ]
------------------------------------------------------------------------------------------

  13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.4%(2)
------------------------------------------------------------------------------------------

  14
         TYPE OF REPORTING PERSON

         CO
------------------------------------------------------------------------------------------

----------------------
(1) Includes shares of Common Stock issuable upon the exercise of either Warrants to purchase Common Stock or certain rights to convert Common Stock pursuant to the Equity Conversion Agreement.
(2) Based on 14,517,786 shares of Common Stock outstanding as of December 31, 1999.

                                         SCHEDULE 13D

---------------------------                          ---------------------------
CUSIP No. 109178 10 3                                Page 3 of 17 Pages
---------------------------                          ---------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Shell Oil Company                      13-1299890
-------- ---------------------------------------------------------------------------------
                                                                                  (a) [ ]
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (b) [ ]

-------- ---------------------------------------------------------------------------------

   3     SEC USE ONLY

-------- ---------------------------------------------------------------------------------

   4     SOURCE OF FUNDS
         WC
-------- ---------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                     [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)
-------- ---------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- ---------------------------------------------------------------------------------

NUMBER OF SHARES               7    SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH          -0-
REPORTING PERSON WITH
                             ------ ------------------------------------------------------

                               8    SHARED VOTING POWER
                                    5,480,769(1)
                             ------ ------------------------------------------------------

                               9    SOLE DISPOSITIVE POWER
                                    -0-
                             ------ ------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER
                                    5,480,769 (1)
---------------------------- ------ ------------------------------------------------------

  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,480,769 (1)
         ---------------------------------------------------------------------------------

  12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

         CERTAIN SHARES                                                               [ ]
         ---------------------------------------------------------------------------------

  13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.4%(2)
-------- ---------------------------------------------------------------------------------

  14
         TYPE OF REPORTING PERSON

         CO
-------- ---------------------------------------------------------------------------------

------------------
(1) Includes shares of Common Stock issuable upon the exercise of either Warrants to purchase Common Stock or certain rights to convert Common Stock pursuant to the Equity Conversion Agreement.
(2) Based on 14,517,786 shares of Common Stock outstanding as of December 31, 1999.

                                  SCHEDULE 13D

---------------------------                          ---------------------------
CUSIP No. 109178 10 3                                Page 4 of 17 Pages
---------------------------                          ---------------------------

------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Shell Petroleum Inc.                   51-0276505
------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (a) [ ]
                                                                                  (b) [ ]

------------------------------------------------------------------------------------------

   3     SEC USE ONLY

------------------------------------------------------------------------------------------

   4     SOURCE OF FUNDS
         AF
------------------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                     [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------------------

NUMBER OF SHARES               7    SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH          -0-
REPORTING PERSON WITH
                             -------------------------------------------------------------

                               8    SHARED VOTING POWER
                                    5,480,769(1)
                             -------------------------------------------------------------

                               9    SOLE DISPOSITIVE POWER
                                    -0-
                             -------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER
                                    5,480,769 (1)
------------------------------------------------------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,480,769 (1)
         ---------------------------------------------------------------------------------
  12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                       [ ]
         CERTAIN SHARES
         ---------------------------------------------------------------------------------
  13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.4%(2)
------------------------------------------------------------------------------------------
  14
         TYPE OF REPORTING PERSON

         CO
------------------------------------------------------------------------------------------

-------------------
(1) Includes shares of Common Stock issuable upon the exercise of either Warrants to purchase Common Stock or certain rights to convert Common Stock pursuant to the Equity Conversion Agreement.
(2) Based on 14,517,786 shares of Common Stock outstanding as of December 31, 1999.

ITEM 1.    SECURITY AND ISSUER

    This statement on Schedule 13D relates to warrants (the "Warrants") issued to Shell Capital Inc. ("Shell Capital") to purchase up to 5,480,769 shares of the common stock, par value $0.01 per share (the "Common Stock"), of Brigham Exploration Company (the "Issuer") and, in the alternative, certain rights held by Shell Capital to convert a portion of the debt issued by Shell Capital pursuant to an Amended and Restated Credit Agreement (the "Credit Agreement") dated February 17, 2000 between Brigham Oil & Gas, L.P., a Delaware limited partnership (the "Borrower"), certain financial institutions (including Shell Capital) (the "Lenders"), and the Bank of Montreal, as agent for the Lenders (the "Agent"), into up to 5,480,769 shares of Common Stock of the Issuer pursuant to the terms of the Equity Conversion Agreement dated February 17, 2000 between Shell Capital, the Borrower and the Issuer. The principal executive offices of the Issuer are located at 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

ITEM 2.    IDENTITY AND BACKGROUND

    This statement on Schedule 13D is being filed by Shell Capital, Shell Oil Company and Shell Petroleum Inc. (collectively, the "Reporting Persons").

    Shell Capital is a wholly-owned subsidiary of Shell Oil Company which is a wholly-owned subsidiary of Shell Petroleum Inc. The principal business of Shell Capital is investment activities. Shell Capital is organized under the laws of the State of Delaware and the address of its principal place of business is 910 Louisiana, Suite 5000, Houston, Texas 77252-2463.

    Shell Oil Company, including its equity companies, is engaged, principally in the United States, in the exploration for, and development, production, purchase, transportation and marketing of, crude oil and natural gas, and the purchase, manufacture, transportation and marketing of oil and chemical products. In addition, Shell Oil is engaged in the exploration for, and production of, crude oil and natural gas outside the United States on a limited and selected basis. Shell Oil Company is organized under the laws of the State of Delaware and its principal place of business is at One Shell Plaza, 910 Louisiana, Houston, Texas 77002.

    Shell Petroleum Inc. is a holding company. Shell Petroleum Inc. is organized under the laws of the State of Delaware and has its principal place of business at 1105 N. Market Street, Suite 1300, Wilmington, Delaware 19899.

    The shares of Shell Petroleum Inc. are directly or indirectly owned 60% by N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), the Hague, the Netherlands, and 40% by The "Shell" Transport and Trading Company, p.l.c. These companies are all holding companies of the Royal Dutch/Shell Group of Companies, the members of which are severally engaged throughout the greater part of the world in oil, natural gas, chemicals, coal and other businesses. This Schedule 13D does not describe these entities as Reporting Persons because as parent companies, The "Shell" Transport and Trading Company and Royal Dutch Petroleum Company do not themselves engage in operational activities and they exercise no material voting influence over the voting or disposition of the securities covered by this Schedule 13D except to the extent that they may have officers and directors in common with the Reporting Persons described above.

    The attached Schedule I is a list of the executive officers and directors of the Reporting Persons which contains the following information with respect to each such Reporting Person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

    None of the Reporting Persons, nor to their knowledge any person listed on
Schedule I hereto, has been during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Pursuant to the terms of the Credit Agreement, the Lenders thereunder made available to the Borrower a revolving credit facility in an aggregate amount of $75,000,000, conditioned on the satisfaction of certain conditions precedent, to be repaid in full by December 31, 2002. Thomas E. McGraw, acting as trustee for the Agent, has been granted security interests over certain of the assets of the Issuer and its subsidiaries pursuant to the Credit Agreement. Pursuant to the terms of the Credit Agreement, the Issuer has agreed to guarantee the obligations of the Borrower under the terms of the Credit Agreement. The foregoing summary of the Credit Agreement is qualified in its entirety by reference to Exhibit A, which is hereby incorporated by reference. To finance fundings under the Credit Agreement, Shell Capital used funds borrowed from Shell Oil Company.

    As a condition precedent to the funding of the Credit Agreement, the Issuer, the Borrower and Shell Capital entered into an Equity Conversion Agreement (the "Equity Conversion Agreement") dated February 17, 2000, whereby Shell Capital has the right to convert up to $30,000,000 of outstanding debt issued under the Credit Agreement into shares of Common Stock (the "Conversion Shares"), exercisable on or after the 90th day after the date of the Equity Conversion Agreement and only upon the occurrence of certain events as follows (subject to adjustment in accordance with the terms of the Equity Conversion Agreement): (i) the first $10,000,000 of outstanding debt may be converted into Common Stock at $3.90 per share; (ii) the next $10,000,000 to $20,000,000 of outstanding debt may be converted into Common Stock at $6.00 per share; and (iii) any outstanding debt over $20,000,000 up to $30,000,000 may be converted into Common Stock at $8.00 per share. Should either Shell Capital choose to convert some or all of the outstanding debt into Conversion Shares or the Borrower force Shell Capital to convert some or all of the debt into Conversion Shares, then the number of Warrant Shares (as defined below) into which the Warrants may be converted pursuant to the Warrant Agreement (as defined below) shall be reduced by the number of Conversion Shares issued to Shell Capital pursuant to the Equity Conversion Agreement. The Borrower has the right to force the conversion of outstanding debt under the Credit Agreement into shares of Common Stock on or after one year from the date of the Equity Conversion Agreement, subject to specified limitations. The foregoing summary of the Equity Conversion Agreement is qualified in its entirety by reference to Exhibit B, which is hereby incorporated by reference.

        Also as a condition precedent to the funding of the Credit Agreement, the Issuer entered into a Warrant Agreement (the "Warrant Agreement") with Shell Capital on February 17, 2000. Pursuant to the Warrant Agreement, the Issuer granted to Shell Capital Warrants representing the right to acquire up to 5,480,769 shares of Common Stock of the Issuer (the "Warrant Shares"), exercisable upon the repayment by the Borrower, which repayment meets certain additional conditions, of a certain portion of the debt issued by Shell Capital under the Credit Agreement as follows (subject to adjustment in accordance with the terms of the Warrant Agreement): (i) 2,564,102 Warrants exercisable at $3.90 per share of Common Stock; (ii) 1,666,667 Warrants exercisable at $6.00 per share of Common Stock; and (iii) 1,250,000 Warrants exercisable at $8.00 per share of Common Stock. The number of Warrant Shares held by Shell Capital is subject to reduction as described above upon the conversion of a portion of the outstanding debt issued by Shell Capital under the Credit Agreement into Conversion Shares. The foregoing summary of the Warrant Agreement is qualified in its entirety by reference to Exhibit C, which is hereby incorporated by reference. The source of the funds that will be used for the exercise of the Warrants to purchase Warrant Shares, if applicable, will most likely be working capital then on hand or funds borrowed from Shell Oil Company.

ITEM 4.    PURPOSE OF TRANSACTION

    Shell Capital acquired the Warrants and its rights under the Equity Conversion Agreement in connection with its participation in the funding of the Credit Agreement as described in Item 3. Shell Capital entered into the Credit Agreement for investment purposes. The proceeds of the Credit Agreement will be used to satisfy the working capital needs of Borrower and its subsidiaries. During such time as Shell Capital owns 10% or more of the issued and outstanding Common Stock of the Issuer, Shell Capital shall have the right to designate one member of the Board of Directors of the Issuer as provided in Section 2.08 of the Equity Conversion Agreement. In connection with the Warrant Agreement and the Equity Conversion Agreement, the Issuer and Shell Capital entered into a Registration Rights Agreement dated as of February 17, 2000 (the "Registration Rights Agreement"), which requires the Issuer to register for sale under the Securities Act of 1933, as amended (the "Securities Act") the Warrant Shares and the Conversion Shares (collectively, the "Registrable Securities") acquired by Shell Capital. These rights include "piggy back" rights to include the Registrable Securities in Securities Act registrations effected by the Issuer, as well as certain registration rights upon the Conversion of any Warrants into Warrant Shares or any outstanding debt into Conversion Shares. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to Exhibit D, which is hereby incorporated by reference.

    Except as set forth in the preceding paragraph, Item 3 and Item 6 hereof and as otherwise contemplated by the Credit Agreement (attached hereto as Exhibit
A), the Equity Conversion Agreement (attached hereto as Exhibit B), the Warrant Agreement (attached hereto as Exhibit C) and the Registration Rights Agreement (attached hereto as Exhibit D), none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule I, has any current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of it subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of the Issuer by any other person; (h) any of the Issuer's securities being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

    Notwithstanding the foregoing, the Reporting Persons may in the future determine to acquire additional Common Stock or to dispose of Common Stock.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

    (a) Reference is made to the applicable cover page for each Reporting Person for information concerning (i) the number of shares of Common Stock beneficially owned by such Reporting Person, and (ii) the percentage of outstanding Common Stock beneficially owned by such Reporting Person, in each case as of the date of this filing.

    (b) Reference is made to the applicable cover page for each Reporting Person for information concerning beneficial ownership of shares of Common Stock as to which such Reporting Person has sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or to direct the disposition, in each case as of the date of this filing.

    (c) During the past sixty days, none of the Reporting Persons acquired or disposed of beneficial ownership of Common Stock except as described herein.

    (d) No person other than the Reporting Persons has the right to receive dividends on the Common Stock issuable upon exercise of the Warrants beneficially owned by the Reporting Persons described in this Schedule 13D and proceeds from the sale thereof.

    (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        See the description of the Credit Agreement, the Equity Conversion Agreement, the Warrant Agreement and the Registration Rights Agreement in Item 3 and Item 4 hereof, and as more fully set forth in Exhibits A, B, C and D, respectively. Other than as previously set forth, neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule I to this statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILES AS EXHIBITS

Exhibit A      Amended and Restated Credit Agreement, dated as of February 17,
               2000, between Brigham Oil & Gas, L.P., certain financial institutions and the Bank of Montreal, as agent for the Lenders
               (incorporated herein by reference to Exhibit 10.1 of Form 8-K
               (Current Report) for the period ending February 17, 2000 and filed by the Issuer with the Securities and Exchange Commission on February 29, 2000).

Exhibit B      Equity Conversion Agreement, dated as of February 17, 2000, between Brigham Oil & Gas, L.P., Brigham Exploration Company and
               Shell Capital Inc. (incorporated herein by reference to Exhibit
               10.6 of Form 8-K (Current Report) for the period ending February
               17, 2000 and filed by the Issuer with the Securities and Exchange
               Commission on February 29, 2000).

Exhibit C      Warrant Agreement, dated as of February 17, 2000, between
               Brigham Exploration Company and Shell Capital Inc. (incorporated herein by reference to Exhibit 10.7 of Form 8-K (Current Report) for the period ending February 17, 2000 and filed by the Issuer with the Securities and Exchange Commission on February 29,
               2000).

Exhibit D      Registration Rights Agreement, dated as of February 17, 2000, between Brigham Exploration Company and Shell Capital Inc.
               (incorporated herein by reference to Exhibit 10.8 of Form 8-K
               (Current Report) for the period ending February 17, 2000 and filed by the Issuer with the Securities and Exchange Commission on February 29, 2000).

Exhibit E      Letter dated as of February 17, 2000, regarding certain fees pursuant to Credit Agreement dated as of February 17, 2000, among Brigham Oil & Gas, L.P., Bank of Montreal, as Agent, Shell
               Capital Inc. and the lenders signatory thereto (incorporated herein by reference to Exhibit 10.9 of Form 8-K (Current Report) for the period ending February 17, 2000 and filed by the Issuer with the Securities and Exchange Commission on February 29,
               2000).

Exhibit F      Amended and Restated Guaranty Agreement dated as of February
               17, 2000 by Brigham Exploration Company in favor of Bank of
               Montreal, as Agent, and each of the Lenders party to the Amended and Restated Credit Agreement (incorporated herein by reference to Exhibit 10.2 of Form 8-K (Current Report) for the period ending February 17, 2000 and filed by the Issuer with the Securities and Exchange Commission on February 29, 2000).

Exhibit G      Partial Assignment of Notes dated as of February 17, 2000 by and among (i) Bank of Montreal, (ii) Societe Generale, Southwest
               Agency, (iii) Shell Capital Inc., and (iv) Brigham Oil & Gas,
               L.P. (incorporated herein by reference to Exhibit 10.3 of Form
               8-K (Current Report) for the period ending February 17, 2000 and filed by the Issuer with the Securities and Exchange Commission on February 29, 2000).

Exhibit H      Agreement to joint filing of Shell Oil Company and Shell
               Petroleum Inc.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2000

                                            SHELL CAPITAL INC.


                                            By:/s/ R.W. Leftwich
                                               ---------------------------------
                                            Name:  R.W. Leftwich
                                                 -------------------------------
                                            Title: President
                                                  ------------------------------


                                            SHELL OIL COMPANY


                                            By:/s/ R.W. Leftwich
                                               ---------------------------------
                                            Name:  R.W. Leftwich
                                                 -------------------------------
                                            Title: Treasurer
                                                  ------------------------------


                                            SHELL PETROLEUM INC.


                                            By:/s/ R.W. Leftwich
                                               ---------------------------------
                                            Name:  R.W. Leftwich
                                                 -------------------------------
                                            Title: Assistant Treasurer
                                                  ------------------------------

                                 EXHIBIT INDEX

EXHIBIT NO.                       DESCRIPTION
-----------                       -----------
    H Agreement to joint filing of Shell Oil Company and Shell Petroleum Inc.

                                                                      SCHEDULE I


                                      SHELL CAPITAL INC.

----------------------------------------------------------------------------------------------------
                                                           PRESENT PRINCIPAL
NAME                  BUSINESS ADDRESS                  OCCUPATION OR EMPLOYMENT    CITIZENSHIP
                                                              AND THE NAME
----------------------------------------------------------------------------------------------------
DIRECTORS:
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
R. W. Leftwich        P.O. Box 2463                   Director/Chairman             U.S.A.
                      Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
D. J. Palmer          P.O. Box 2463                   Director                      British
                      Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
M. Treanor            Shell Centre                    Director                      British
                      London, SE1 7NA
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
OFFICERS:
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
R. W. Leftwich        P.O. Box 2463                   President                     U.S.A.
                      Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
R. W. Bohan           P.O. Box 2463                   Senior Vice President and     U.S.A.
                      Houston, Texas  77252-2463      General Counsel; Director
                                                      of Legal
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
D. J. Palmer          P.O. Box 2463                   Senior Vice President -       U.S.A.
                      Houston, Texas  77252-2463      Finance
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
G. M. C. Thomas       P.O. Box 2463                   Senior Vice President and     U.S.A.
                      Houston, Texas  77252-2463      General Tax Counsel
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
D. A. Ayars           P.O. Box 2463                   Vice President                U.S.A.
                      Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
J. D. Culbertson      P.O. Box 2463                   Vice President                U.S.A.
                      Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
R. S. De              P.O. Box 2463                   Vice President                U.S.A.
                      Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
G. E. La Doe          Shell Centre                    Vice President                U.S.A.
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                                           PRESENT PRINCIPAL
NAME                  BUSINESS ADDRESS                  OCCUPATION OR EMPLOYMENT    CITIZENSHIP
                                                              AND THE NAME
----------------------------------------------------------------------------------------------------
                      London, SEI 7NA
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
M. C. McMurray        P.O. Box 2463                   Vice President                U.S.A.
                      Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
E. J. Norris          P.O. Box 2463                   Vice President                U.S.A.
                      Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
R. L. Roberts         P.O. Box 2463                   Vice President                U.S.A.
                      Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
E. V. Phillips        P.O. Box 2463                   Secretary                     U.S.A.
                      Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
S. J. Paul            P.O. Box 2463                   Assistant Secretary           U.S.A.
                      Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
T.E. Doughman         P.O. Box 2463                   Vice President                U.S.A.
                      Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
M.J. Daman            P.O. Box 2463                   Director of Business          British
                      Houston, Texas  77252-2463      Development
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
H. Vigeveno           P.O. Box 2463                   Vice President                Dutch
                      Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
W. L. Campbell        P.O. Box 2463                   Director of Business          U.S.A.
                      Houston, Texas  77252-2463      Development
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M. R. Keener          P.O. Box 2463                   Director of Business          U.S.A.
                      Houston, Texas  77252-2463      Development
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

                                SHELL OIL COMPANY

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                                                            PRESENT PRINCIPAL
         NAME                 BUSINESS ADDRESS          OCCUPATION OR EMPLOYMENT       CITIZENSHIP
                                                              AND THE NAME
----------------------------------------------------------------------------------------------------
DIRECTORS:
----------------------------------------------------------------------------------------------------
Joseph E. Antonini      1800 W. Maple Road             Director; Retired            U.S.A.
                        Troy, MI 48084                 Chairman, President and
                                                       CEO, K-Mart Corporation
----------------------------------------------------------------------------------------------------

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M. Moody-Stuart         Shell Centre                   Chairman & Managing          British
                        London SE1 7NA                 Director, The "Shell"
                                                       Transport and Trading
                                                       Company, p.l.c.
----------------------------------------------------------------------------------------------------

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Rand V. Araskog         125 Worth Avenue               Director; Retired Chairman   U.S.A.
                        Suite 300                      and CEO, ITT Corporation
                        Palm Beach, FL 33480
----------------------------------------------------------------------------------------------------

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Harold A. Poling        Fairlane Plaza North           Director; Retired Chairman   U.S.A.
                        290 Town Center Drive, Ste.    and CEO, Ford Motor Company
                        322
                        Dearborn, MI 48126
----------------------------------------------------------------------------------------------------

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Robert F. Daniell       United Technologies            Director; Retired            U.S.A.
                        Building, 755 Main Street      Chairman, United
                        One Financial Plaza            Technologies Corporation
                        Hartford, CT 06101
----------------------------------------------------------------------------------------------------

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Gordon R. Sullivan      2425 Wilson Blvd.              Director; President,         U.S.A.
                        Arlington, VA 22201            Association of the U.S.
                                                       Army
----------------------------------------------------------------------------------------------------

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Vilma S. Martinez       355 S. Grand Avenue            Director; Partner, Munger,   U.S.A.
                        35th Floor                     Tolles & Olson
                        Los Angeles, CA 90071 - 1560
----------------------------------------------------------------------------------------------------

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John F. Woodhouse       1390 Enclave Parkway           Director, Senior Chairman,   U.S.A.
                        Houston, TX 77077-2099         Sysco Corporation
----------------------------------------------------------------------------------------------------

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S.L. Miller             P.O. Box 2463                  President and Chief          U.S.A.
                        Houston, Texas  77252-2463     Executive Officer, Shell
----------------------------------------------------------------------------------------------------

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                                                          PRESENT PRINCIPAL
      NAME                BUSINESS ADDRESS                 OCCUPATION OR             CITIZENSHIP
                                                          EMPLOYMENT AND
                                                             THE NAME
----------------------------------------------------------------------------------------------------
                                                       Oil Company
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
OFFICERS:
----------------------------------------------------------------------------------------------------
S. L. Miller            P.O. Box 2463                  President and Chief          U.S.A.
                        Houston, Texas 77252-2463      Executive Officer
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
S. Borches              P.O. Box 2463                  Vice President -             U.S.A.
                        Houston, Texas  77252-2463     (Corporate Affairs)
----------------------------------------------------------------------------------------------------

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N. J. Caruso            P.O. Box 2463                  Vice President - Finance     U.S.A.
                        Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
S. A. Lackey            P.O. Box 2463                  Vice President and General   U.S.A.
                        Houston, Texas  77252-2463     Counsel
----------------------------------------------------------------------------------------------------

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B. W. Levan             P.O. Box 2463                  Vice President - (Human      U.S.A.
                        Houston, Texas  77252-2463     Resources)
----------------------------------------------------------------------------------------------------

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S. C. Stryker           P.O. Box 2463                  Vice President and General   U.S.A.
                        Houston, Texas  77252-2463     Tax Counsel
----------------------------------------------------------------------------------------------------

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S. E. Ward              1401 Eye Street, N. W.,        Vice President -             U.S.A.
                        Suite 1030                     (Government Affairs)
                        Washington, D.C. 20005
----------------------------------------------------------------------------------------------------

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J. B. Edrington         P.O. Box 2463                  Corporate Secretary          U.S.A.
                        Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

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S. J. Paul              P.O. Box 2463                  Assistant Secretary          U.S.A.
                        Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

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E. V. Phillips          P.O. Box 2463                  Assistant Secretary          U.S.A.
                        Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

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R. W. Leftwich          P.O. Box 2463                  Treasurer                    U.S.A.
                        Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

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G. Hullinger            P.O. Box 2463                  Controller                   U.S.A.
                        Houston, Texas  77252-2463
----------------------------------------------------------------------------------------------------

                              SHELL PETROLEUM INC.

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                                                         PRESENT PRINCIPAL
NAME                  BUSINESS ADDRESS                     OCCUPATION OR             CITIZENSHIP
                                                         EMPLOYMENT AND THE
                                                               NAME
----------------------------------------------------------------------------------------------------
DIRECTORS:
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
N. J. Caruso          P. O. Box 8985                  Director                      USA
                      Wilmington, DE  19899
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
S. A. Lackey          P. O. Box 8985                  Director                      USA
                      Wilmington, DE  19899
----------------------------------------------------------------------------------------------------

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S. L. Miller          P. O. Box 8985                  Director                      USA
                      Wilmington, DE  19899
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
M. Moody-Stuart       P. O. Box 8985                  Director and Chairman         British
                      Wilmington, DE  19899
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
OFFICERS:
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
M. Moody-Stuart       P. O. Box 8985                  President                     British
                      Wilmington, DE  19899
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
S. C. Stryker         P. O. Box 8985                  Vice President - Tax          USA
                      Wilmington, DE  19899
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
N. J. Caruso          P. O. Box 8985                  Treasurer and Controller      USA
                      Wilmington, DE  19899
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
J. B. Edrington       P. O. Box 8985                  Corporate Secretary           USA
                      Wilmington, DE  19899
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
R. W. Leftwich        P. O. Box 8985                  Assistant Treasurer           USA
                      Wilmington, DE  19899
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
S. K. Nalley          P. O. Box 8985                  Assistant Controller          USA
                      Wilmington, DE  19899
----------------------------------------------------------------------------------------------------

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E. V. Phillips        P. O. Box 8985                  Assistant Secretary           USA
                      Wilmington, DE  19899
----------------------------------------------------------------------------------------------------

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